U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL  REPORT  PURSUANT  TO  SECTION 15(d)  OF  THE  SECURITIES  AND
      EXCHANGE ACT OF 1934 (No Fee Required)

      For the fiscal year ended December 31, 2000

                                       or

[   ] TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
      EXCHANGE ACT OF 1934 (No Fee Required)

      For the transition period from _______________ to ________________

                         Commission File Number 1-12432

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                American Power Conversion Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      American Power Conversion Corporation
                              132 Fairgrounds Road
                       West Kingston, Rhode Island  02892

                              REQUIRED INFORMATION


A.  Financial Statements and Schedules                                   Page

      Independent Auditors' Report                                        3

      Statements of Net Assets Available for Plan
       Benefits as of December 31, 2000 and 1999                          4

      Statements of Changes in Net Assets Available for
       Plan Benefits for the Years Ended December 31, 2000 and 1999       5

      Notes to Financial Statements                                      6-12

      Schedule I - Schedule of Assets
       Held for Investment Purposes as of December 31, 2000               13

      Schedule II - Schedule of Nonexempt Transactions                    14


B.  Exhibit Listing

      Exhibit    Description
      Number     Consent of KPMG LLP

        23


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefitplan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                AMERICAN POWER CONVERSION CORPORATION 401(K) PLAN
                                 (Name of Plan)

                                        Date: June 29, 2001



                               /s/ Donald M. Muir
                -------------------------------------------------
                     Donald M. Muir, Chief Financial Officer
                  (principal financial and accounting officer)

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999


                   (With Independent Auditors' Report Thereon)

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                           December 31, 2000 and 1999

                                Table of Contents

                                                                       Page

Independent Auditors' Report                                             3

Statements of Net Assets Available for Plan Benefits                     4

Statements of Changes in Net Assets Available for Plan Benefits          5

Notes to Financial Statements                                          6 - 12

Schedules

1  Schedule of Assets Held for Investment Purposes at End of Year       13

2  Schedule of Nonexempt Transactions                                   14

Note: Certain schedules as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT



The 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2000, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Providence, Rhode Island
June 8, 2001

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                         2000            1999
Cash                                                      $5,551        $106,385
Receivables:
 Employer's contribution                                 337,605          71,560
 Accrued income                                           24,260          14,328
 Participants' contributions                              15,796         140,676
                                                         383,212         332,949

Investments (note 3):
 American Power Conversion Corporation
  Common Stock                                         6,553,135       9,479,422
 Investments in common/collective trusts:
   Merrill Lynch Equity Index Trust                    1,255,357         886,554
   Merrill Lynch Retirement Preservation Trust         1,060,211         819,035
                                                       2,315,568       1,705,589
 Mutual Funds:
   Blackrock Small Cap Growth                          1,941,468       1,728,872
   Alliance Bond Fund Corporate                          524,851         400,992
   Merrill Lynch Equity Income Fund Class A            1,114,505         990,560
   Merrill Lynch Growth Fund Class A                   2,902,256       2,937,201
   Ivy International Fund                              1,589,755       1,625,735
   MFS Massachusetts Investors Growth                  2,302,778       1,563,194
   Merrill Lynch Basic Value Fund Class A              2,011,108       1,850,447
                                                      12,386,721      11,097,001

 Loans to participants                                   454,899         248,502

Total investments                                     21,710,323      22,530,514

Net assets available for plan benefits               $22,093,535     $22,863,463

See accompanying notes to financial statements.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 2000 and 1999

                                                         2000            1999
Additions (deductions) to net assets attributed
to
 Investment income:
  Net realized gains                                    $763,599         $38,485
  Net unrealized gains (losses)                      (10,734,214)      3,066,394
  Interest                                                39,964          21,183
  Dividends                                            2,116,864         702,436
                                                      (7,813,787)      3,828,498
 Contributions:
  Participants                                         5,817,167       5,545,407
  Employer                                             3,320,992       2,712,729
                                                       9,138,159       8,258,136

     Total additions                                   1,324,372      12,086,634

Deductions from net assets attributed to:
 Benefits paid to participants                         2,067,839       1,453,335

     Total deductions                                  2,067,839       1,453,335


Net increase (decrease) prior to other                  (743,467)     10,633,299

Other increase (decrease)                                (26,461)        102,527

 Net increase (decrease) in net assets
  available for benefits                                (769,928)     10,735,826

Net assets available for benefits:
 Beginning of year                                    22,863,463      12,127,637

 End of year                                         $22,093,535     $22,863,463

See accompanying notes to financial statements.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1) Description of Plan

    The following brief description of the American Power Conversion Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a) General

       The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the "Company") employees who have completed at least 45 days of service with the Company. The Plan covers all employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation and Systems Enhancement Corporation, except those employees who are members of a union who bargained separately for retirement benefits during negotiations. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   (b) Contributions

       The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is the lesser of 15% of annual gross compensation or the limit established by the IRS ($10,500 for 2000 and $10,000 for 1999). The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, and during 1999, the Plan was amended to match up to 50% of the next 3% of the participant's salary and wage compensation, excluding bonuses, commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund.

       There were no discretionary contributions made for the 2000 or 1999 Plan year.

   (c) Vesting

       Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Furthermore, the Plan was amended in 1999, such that participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of 25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after 5 years of service.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

   (d) Loans to Participants

       Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (Prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. A participant may not have more than one loan outstanding at any time.

   (e) Payment of Benefits

       Upon termination from the Plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $5,000, in periodic installments not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse. Distributions may also be made in cash or in kind, or part cash and part in kind over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse.

   (f) Hardship Withdrawal

       The Plan provides for hardship withdrawals, as defined by the Plan, from the participant's account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 12 months following the date of the withdrawal.

   (g) Forfeitures

       Forfeitures related to discretionary contributions are allocated to remaining participants in the succeeding plan year in the ratio that the compensation of each participant for the plan year bears to the total compensation of all participants entitled to share in the contributions.


(2) Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

   (b) Investments

       Investments are stated at aggregate fair market values. Loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   (c) Expenses

       All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant's account. In 2000 and 1999, these administrative expenses totaled $3,854 and $3,862, respectively, and are included in the "Statement of Changes in Net Assets Available for Plan Benefits" under the heading "Other".

   (d) Payment of Benefits

       Benefits are recorded when paid.

   (e) New Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(3) Investments

    The Plan's investments are held in trust and managed by Merrill Lynch. Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2000 and 1999. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).

                                                  2000                      1999
                                        Number of    Fair market   Number of   Fair market
                                         shares         value       shares        value
American Power Conversion Corporation
  Common Stock (See note 4)               529,546     6,553,135*     359,409    9,479,422*
Merrill Lynch Equity Index Trust           13,679     1,255,357*       8,760      886,554
Merrill Lynch Retirement
  Preservation Trust                    1,060,211     1,060,211      819,035      819,035
Blackrock Small Cap Growth                101,382     1,941,468*      54,436    1,728,872*
Alliance Bond Fund Corporate               42,880       524,851       32,469      400,992
Merrill Lynch Strategic
  Dividend Fund Class A                         -              -      75,615      990,560
Merrill Lynch  Equity Income
  Fund Class A                             87,139     1,114,505*           -            -
Merrill Lynch Growth Fund Class A         139,599     2,902,256*     107,119    2,937,201*
Ivy International Fund                     60,678     1,589,755*      34,524    1,625,735*
MFS Massachusetts Investor Growth         134,351     2,302,778*      76,891    1,563,194*
Merrill Lynch Basic Value Fund Class A     61,277     2,011,108*      48,505    1,850,447*

    A brief description of each fund's investment objective follows:

     Merrill Lynch Equity Index Trust invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

     Merrill Lynch Retirement Preservation Trust seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

     Blackrock Small Cap Growth is designed for investors aggressively seeking long-term growth from small company stocks, which may exhibit a higher degree of price volatility than stocks of larger companies with longer earnings histories.

     Alliance Bond Fund Corporate seeks income; capital appreciation is secondary. The fund normally invests at least 65% of assets in investment-grade debt securities. It may hold corporate bonds, convertibles, US government obligations, and dollar denominated foreign debt.

     Merrill Lynch Equity Income Fund Class A provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the Standard & Poor's 500 Composite Stock Price Index. Total return is the aggregate of income and capital value changes. The name changed in 2000 from the "Merrill Lynch Strategic Dividend Fund".

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     Merrill Lynch Growth Fund Class A seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued.

     Ivy International Fund seeks long-term capital growth; current income is a secondary consideration. The Fund normally invests at least 65% of assets in common stocks issued in at least three countries.

     MFS Massachusetts Investors Growth seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

     Merrill Lynch Basic Value Fund Class A seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

    American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

                       AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(4) Nonparticipant-Directed Investments

    The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, once the employer match is invested in this fund the participant may reallocate the investment to any of the other funds in the plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation. Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation is as follows:

                                                        December 31,
                                                     2000            1999
     Net assets:
     American Power Conversion Corporation
       common stock                               $6,893,030      $9,571,939
                                                         Year ended
                                                        December 31,
                                                     2000            1999
     Changes in net assets:
     Contributions                                $4,205,991      $3,257,747
     Net realized gains                              648,231         174,910
     Net unrealized gains (losses)                (7,074,647)      1,379,772
     Benefits paid to participants                  (790,779)       (557,227)
     Interest on outstanding participant loans         6,992           1,521
     Net interfund transfers in                      288,159          91,762
     New loans                                             -          (1,274)
     Loan repayments                                  37,144          13,547

                                                 $(2,678,909)     $4,360,758

(5) Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.


(6) Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated October 6, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(7) Related-Party Transactions

    Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


(8) Subsequent Events

    Effective January 1, 2001, the Plan was amended to include U.S. employees of Advanced Power, Inc., ABL Electronics Corp. and Airflow Company, which were companies acquired by the Company during 2000. Managements of the Plan has not assessed the impact of the plan amendment.


(9) Realized/Unrealized Gains and Losses

    Net Realized and Unrealized Gains and (Losses) by investment type for the year ended December 31, 2000 were comprised of the following:


                                  Realized        Unrealized
     Common Stocks                $648,231       $(7,060,916)
     Common/Collective Trusts       12,904          (135,127)
     Mutual Funds                  102,464        (3,538,171)
     Total                        $763,599      $(10,734,214)

                                                            Schedule 1

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000

  Identity of issue,
  borrower lessor or          						      Current
     similar party          Description of investment          Cost            Value
*American Power
  Conversion Corp.        Common Stock                      10,670,782       6,553,135
*Merrill Lynch            Equity Index Trust                 1,296,958       1,255,357
*Merrill Lynch            Retirement Preservation Trust      1,060,211       1,060,211
 Blackrock                Small Cap Growth                   2,462,104       1,941,468
 Alliance                 Bond Fund Corporate                  550,586         524,851
*Merrill Lynch            Equity Income Fund Class A         1,179,569       1,114,505
*Merrill Lynch            Growth Fund Class A                3,437,898       2,902,256
 Ivy                      International Fund                 2,270,601       1,589,755
 MFS Massachusetts        Investors Growth                   2,551,223       2,302,778
*Merrill Lynch            Basic Value Fund Class A           2,283,965       2,011,108

*Loans to participants    Various  loans  with  interest
  (169 loans)              rates of 8.75% to 10.5%                   -         454,899

                                                            27,763,897      21,710,323

*Indicates a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                                            Schedule 2



                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) Plan

                       Schedule of Nonexempt Transactions

                          Year ended December 31, 2000

           Relationship
             of plan                                         Expenses                  Net
Identity   employer or  Description                          incurred   Cost           gain
of party   other party-     of      Purchase Selling Lease     with      of   Current  or
involved   in-interest  transaction  price    price  rental transaction asset  value  (loss)
                       Overdue
                       Employee
                       Contributions
American               not timely
Power      Plan        remitted to
Conversion Sponsor     the plan     35,770*   N/A    N/A     N/A        N/A   35,770   N/A


*This represents total amount of contributions that were withheld from employees, but not remitted timely into trust by the plan sponsor. The contributions were subsequently remitted to the trust.

See accompanying independent auditors' report.

                                                       Exhibit 23











                      Accountants' Consent



The Board of Directors
American Power Conversion Corporation:

We consent to incorporation by reference in the registration statement of American Power Conversion Corporation on Form S-8 (File Nos. 33-25873, 33-54416, 333-32563, 333-78595, 333-80541,
and 333-80569) of our report dated June 8, 2001, relating to the statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999, and the related supplementary schedules, which report appears in the December 31, 2000 annual report on Form 11-K of the American Power Conversion Corporation 401(k) Plan.






                                             KPMG LLP


Providence, Rhode Island
June 27, 2001